INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

September 30, 2004

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]

	September 30,	December 31,
	2004	2003
		Restated [note 1]
ASSETS

Cash and cash equivalents	27.9	56.5
Short-term investments	46.1	93.6

Cash, cash equivalents and short-term investments	74.0	150.1
Accounts receivable [note 2]	23.3	42.7
Other current assets [note 3]	30.6	48.9

Total current assets	127.9	241.7

Capital assets [note 4]	467.5	516.7
Other assets [note 5]	57.9	80.7

Total assets	653.3	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities [note 6]	138.5	149.4

Long-term debt [note 7a]	281.9	387.1

Other long-term liabilities [note 7b]	41.7	49.1

Commitments [note 7]

Shareholders’ equity
Capital stock [note 8]
Common shares, unlimited authorized	49.4	49.8
Class B non-voting shares, unlimited authorized	298.7	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus [note 1]	4.5	2.9
Deficit	(161.4)	(96.8)

Total shareholders’ equity	191.2	253.5

Total liabilities and shareholders’ equity	653.3	839.1

See accompanying notes to interim consolidated financial statements.

2

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

[millions of Canadian dollars, except per share amounts]

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2004	2004	2003	2003
			Restated [note 1]	Restated [note 1]
Revenue	204.2	607.5	204.9	601.2
Carrier charges	103.1	298.7	108.5	313.1

Gross profit	101.1	308.8	96.4	288.1
Operating costs	77.0	235.8	73.4	216.9
Realignment and other charges [note 9]	(5.3)	(5.3)	—	7.0
Depreciation and amortization	37.2	109.7	38.8	118.7

Operating loss	(7.8)	(31.4)	(15.8)	(54.5)
Loss on sale of capital assets [note 4]	—	(0.9)	—	—
Loss on repurchase of long-term debt [note 7(a)]	—	(4.0)	—	—
Release of change in control provision [note 10]	—	4.7	—	—
Interest on long-term debt	(7.7)	(25.4)	(11.1)	(34.3)
Interest and other expense	(2.3)	(8.7)	(2.6)	(3.0)
Foreign exchange gain (loss)	17.7	3.2	(0.4)	73.1

Income (loss) before taxes	(0.1)	(62.5)	(29.9)	(18.7)
Income tax expense	(1.5)	(2.1)	(0.3)	(1.9)

Net income (loss) for the period	(1.6)	(64.6)	(30.2)	(20.6)
Deficit, beginning of period	(159.8)	(93.0)	(47.1)	(57.7)
Adjustment for stock-based compensation [note 1]	—	(2.9)	(2.0)	(1.2)
Adjustment for asset retirement obligation [note 1]	—	(0.9)	(0.6)	(0.4)

Deficit, beginning of period as adjusted	(159.8)	(96.8)	(49.7)	(59.3)

Deficit, end of period	(161.4)	(161.4)	(79.9)	(79.9)

Basic and diluted earnings (loss) per share [note 12]	(0.05)	(1.81)	(1.15)	(0.83)

See accompanying notes to interim consolidated financial statements.

3

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

[millions of Canadian dollars]

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2004	2004	2003	2003
			Restated [note 1]	Restated [note 1]
OPERATING ACTIVITIES
Net income (loss) for the period	(1.6)	(64.6)	(30.2)	(20.6)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	37.2	109.7	38.8	118.7
Interest and other income	(0.4)	1.7	0.7	2.4
Foreign exchange (gain) loss on long-term debt	(17.1)	(4.4)	(1.4)	(68.5)
Realignment and other charges [note 9]	(5.3)	(5.3)	—	—
Losses (gains) on disposals of capital assets [note 4]	—	0.9	—	—
Reversal of change in control provision [note 10]	—	(4.7)	—	—
Loss on repurchase of long-term debt [note 7(a)]	—	4.0	—	—

Cash provided by operations before changes in non-cash working capital	12.8	37.3	7.9	32.0
Net change in non-cash working capital balances related to operations	5.2	(11.3)	(1.7)	(6.7)

Cash provided by operating activities	18.0	26.0	6.2	25.3

INVESTING ACTIVITIES
Decrease (Increase) in short-term investments	(0.8)	47.5	(17.2)	(2.6)
Acquisition of capital assets	(15.9)	(40.5)	(13.7)	(30.8)
Increase in Cybersurf Investment	—	(0.2)	—	—
Proceeds from sale of accounts receivable [note 2]	—	45.0	10.0	10.0
Change in deferred costs and other assets	—	(0.4)	—	—
Acquisition of MPS Canada [note 11]	—	—	(20.0)	(20.0)
Net proceeds on disposal of capital assets [note 4]	—	0.4	0.9	7.8

Cash provided by (used in) investing activities	(16.7)	51.8	(40.0)	(35.6)

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.7)	(1.6)	(0.7)	(1.9)
Issuance of common shares	—	—	35.2	35.2
Repurchase of long-term debt	—	(104.8)	—	—

Cash used in financing activities	(0.7)	(106.4)	34.5	33.3

Net increase (decrease) in cash and cash equivalents during the period	0.6	(28.6)	0.7	23.0
Cash and cash equivalents, beginning of period	27.3	56.5	56.4	34.1

Cash and cash equivalents, end of period	27.9	27.9	57.1	57.1

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	1.8	4.0	0.9	3.5
Cash paid for interest	1.1	21.4	0.9	24.9
Cash paid for capital and income taxes	0.9	2.8	0.7	2.9

See accompanying notes to interim consolidated financial statements.

4

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively, the Company]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [Canadian GAAP], and are the same as those used in preparing the most recent annual consolidated statements, except for the following developments:

Stock-Based Compensation and Other Stock-Based Payments

During 2003, the CICA made changes to Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company was to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose in the notes to the financial statements. The Company has adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income for the three months and nine months ended September 30, 2003 of $0.4 and $1.2 respectively, and a decrease in both basic and diluted earnings per share of $0.02 and $0.06, respectively, for the same periods. Furthermore, there was an increase to deficit of $2.9 as at December 31, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’ [ARO], which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The offset to the initial ARO is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $2.2 for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The undiscounted amount of the estimated cash flows required to settle the ARO is $9.9. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10% over periods ranging from 1 to 90 years.

The Company also recorded asset retirement costs of $1.8 as at January 1, 2003 to its fibre optic cable and leasehold improvement assets. The Company recorded a charge to the January 1, 2003 deficit of $0.4 for the cumulative effects of adopting the standard and has increased its depreciation expense for the year ended December 31, 2003 by $0.5 ($0.1 and $0.3 for the three and nine months ended September 30, 2003). The following table details the changes in the asset retirement liability:

5

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.2

September 30, 2004	$2.6

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three and nine months ended September 30, 2004, depreciation expense related to the estimated cost of the ARO was $0.1 and $0.3, respectively.

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements. The financial information included herein reflects all adjustments which, in management’s opinion, are necessary for the fair presentation of the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

2.	ACCOUNTS RECEIVABLE

	September 30, 2004	December 31, 2003
Trade receivables	25.8	46.5
Other	1.1	2.4
Allowance for doubtful accounts	(3.6)	(6.2)

	23.3	42.7

In 2003, the Company entered into a five-year accounts receivable securitization program whereby it will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, which was fully utilized as at September 30, 2004. The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The Company retains ongoing servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended September 30, 2004, the Company recognized a loss of $2.8 (2003 — $1.4) on the securitization of receivables, and a loss on servicing of $nil (2003 — $0.1). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7% to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

3.	OTHER CURRENT ASSETS

	September 30, 2004	December 31, 2003
Retained interest in securitized receivables	21.0	41.2
Other	9.6	7.7

	30.6	48.9

6

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

4.	CAPITAL ASSETS

	September 30, 2004			December 31, 2003
		Accumulated			Accumulated
		Depreciation			Depreciation
		and	Net Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Multiplex and telephone switch equipment	483.6	180.2	303.4	467.4	128.8	338.6
Fibre optic cable	107.5	18.0	89.5	107.2	12.9	94.3
Computer equipment and software	165.4	112.8	52.6	144.8	87.1	57.7
Buildings	14.1	1.0	13.1	14.1	0.7	13.4
Leasehold improvements	12.1	9.0	3.1	12.0	6.3	5.7
Furniture and fixtures	10.4	5.1	5.3	10.4	3.9	6.5
Land	0.5	—	0.5	0.5	—	0.5

	793.6	326.1	467.5	756.4	239.7	516.7

Details of depreciation expense are as follows:

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sept 30, 2004	Sept 30, 2004	Sept 30, 2003	Sept 30, 2003
Depreciation on capital assets	29.5	87.2	31.4	98.9
Accretion expense on asset retirement obligations	—	0.2	—	0.2

	29.5	87.4	31.4	99.1

Included in capital assets are assets under construction and not yet depreciating of $16.5 (2003 — $14.0).

Included in fibre optic cable assets are right-to-use fibres under indefeasible right of use agreements with original terms extending to 20 years and net book value totaling $3.2 (2003 — $3.4).

During the three months ended June 30, 2004, the Company entered into an agreement to dispose of network access servers having a net book value of $1.3 for proceeds of $0.4, for a loss on sale of $0.9.

During the three months ended June 30, 2003, the Company entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gain of $1.2 on the fibre is being recognized ratably over the 20-year term of the service agreement. The Company also disposed of equipment having a net book value of $0.3, resulting in a net gain/loss of $nil.

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in the period and $0.3 of which was included in accounts receivable and subsequently received. Net gain/loss was $nil.

During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002.

7

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

5.	OTHER ASSETS

	September 30, 2004			December 31, 2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationships	113.1	66.8	46.3	113.8	45.7	68.1
Prepaid right-of-way	5.9	—	5.9	6.9	—	6.9
Deferred costs and other assets	5.1	—	5.1	5.3	—	5.3
Investment in Cybersurf Corp.	0.6	—	0.6	0.4	—	0.4

	124.7	66.8	57.9	126.4	45.7	80.7

Details of amortization expense are as follows:

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sept 30, 2004	Sept 30, 2004	Sept 30, 2003	Sept 30, 2003
Amortization	7.7	22.3	7.4	19.6

During the three months ended September 30, 2004, the Company recorded an impairment loss on its customer relationships amounting to $0.5 due to the loss of a customer group related to the MPS Acquisition. This impairment loss was recorded in amortization expense.

During the three months ended June 30, 2004, the Company purchased an additional 700,000 common shares of Cybersurf from treasury at a price of $0.2625 per share.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2004	December 31, 2003
Accrued liabilities and trade payables	45.6	62.6
Carrier payables	50.3	49.5
Commodity, capital and income tax liabilities	21.7	19.6
Payroll related liabilities	11.8	14.8
Accrued interest on long-term debt	7.5	—
Other	1.6	2.9

	138.5	149.4

Effective January 1, 2004, the Company reclassified the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 7b]. The comparative figures have been restated to conform to this presentation.

8

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

7.	LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a)	Senior Secured Notes due 2008

	Interest Rate	September 30, 2004	December 31, 2003
Senior secured notes due 2008	10.625%	281.9	387.1

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S. $76.4 (CDN $100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

The Company’s remaining outstanding U.S. $223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)	Other long-term liabilities

	Interest Rate	September 30, 2004	December 31, 2003
Right-of-way liability	10.0%	36.1	37.0
Deferred fibre maintenance charge [note 9]	N/A	—	6.0
Lease exit costs	N/A	3.0	3.7
Asset retirement obligations	10.0%	2.6	2.4

		41.7	49.1

Effective January 1, 2004, the Company reclassified the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 6]. The comparative figures have been restated to conform to this presentation.

9

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to twenty years. The associated assets for the right-of-ways are recorded in capital assets.

8.	CAPITAL STOCK

Shares

Number of Shares	Common	Class B	Preferred
Balance, December 31, 2003	4,210,839	31,369,152	1
Issued pursuant to restricted stock units	173,000	—	—
Issued pursuant to stock options	5,749	—	—
Converted during the nine months ended September 30, 2004, net	(120,616)	120,616	—
Sale of plan of arrangement fractional shares during the nine months ended September 30, 2004	30	—	—

Balance, September 30, 2004	4,269,002	31,489,768	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2003	49.8	297.6	—
Issued pursuant to restricted stock units	0.7	—	—
Converted during the nine months ended September 30, 2004, net	(1.1)	1.1	—

Balance, September 30, 2004	49.4	298.7	—

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares

	Number	Weighted-Average Exercise Price
	Outstanding	Per Share
Balance, December 31, 2003	1,356,067	6.11
Granted during the nine months ended September 30, 2004	476,800	4.55
Exercised during the nine months ended September 30, 2004	(5,749)	1.62
Cancelled during the nine months ended September 30, 2004	(107,534)	4.61

Balance, September 30, 2004	1,719,584	5.78

Exercisable, September 30, 2004	154,384	2.26

10

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The following table summarizes information about the common shares stock options outstanding at September 30, 2004:

Common Shares

	Options Outstanding			Options Exercisable
	Number	Weighted-Average		Number
	Outstanding at	Remaining	Weighted-Average	Exercisable at	Weighted-Average
	September 30,	Contractual	Exercise Price	September 30,	Exercise Price	Expiry
Range of Exercise Prices	2004	Life in Years	Per Share	2004	Per Share	Dates
$0.65 to $0.80	29,067	4.9	$0.66	8,217	$0.67	2009
$1.80	323,000	5.4	$1.80	114,834	$1.80	2010
$2.64	5,600	7.0	$2.64	—	—	2011
$3.90	11,200	6.8	$3.90	—	—	2011
$4.02	5,000	6.6	$4.02	—	—	2011
$4.35	93,117	5.8	$4.35	31,333	$4.35	2010
$4.60	447,800	6.4	$4.60	—	—	2011
$5.15	11,800	6.1	$5.15	—	—	2010
$8.50	793,000	4.5	$8.50	—	—	2009

During the nine months ended September 30, 2004, there were no stock options granted for which class B non-voting shares have been reserved. As at September 30, 2004, there were no class B non-voting shares stock options outstanding.

The weighted average fair value for options granted during the three and nine month period ended September 30, 2004 is $2.20 [2003 — $2.90] and $2.91 [2003 — $1.57], respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three	Nine	Three	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	Sept 30, 2004	Sept 30, 2004	Sept 30, 2003	Sept 30, 2003
Risk free interest rate	3.45% to 3.78%	2.14% to 3.78%	2.85%	2.85% to 3.50%
Expected dividend yield	0%	0%	0%	0%
Expected volatility, common shares	98.9% to 99.9%	98.9% to 103.1%	108.3%	107.9% to 108.3%
Expected time until exercise	3 years	3 years	3 years	3 years

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20% or more of the common shares, or 20% of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

11

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Restricted Stock Unit Plan

Restricted stock units [RSUs] are subject to vesting provisions, which may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3% each. The resulting compensation expenses recorded for the three and nine month periods ended September 30, 2004 are $nil [2003 — $0.4] and $0.2 [2003 — $1.2], respectively.

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units

Number Outstanding
Balance, December 31, 2003	346,001
Settled during the nine months ended September 30, 2004	(173,000)
Cancelled during the nine months ended September 30, 2004	(8,000)

Balance, September 30, 2004	165,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [DSUP]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [DSUs]. The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the Toronto Stock Exchange. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator.

The following is a continuity of DSUs outstanding:

Deferred Share Units

Number Outstanding
Balance, December 31, 2003	7,198
Granted during the nine months ended September 30, 2004	44,276

Balance, September 30, 2004	51,474

12

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

9.	REALIGNMENT AND OTHER CHARGES

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2004	2004	2003	2003
Realignment charge	1.3	1.3	—	—
Deferred fibre maintenance charge	(6.6)	(6.6)	—	7.0

	(5.3)	(5.3)	—	7.0

During the three months ended September 30, 2004, the Company recorded a special charge of $1.3 for severance incurred as part of its plan to further streamline and realign its operations. As at September 30, 2004, no amounts were paid.

During the three months ended June 30, 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that were expected to be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company had determined there is no reasonable prospect of recovery. During the three months ended September 30, 2004, the Company released $6.6 of this charge since an agreement was reached in the quarter under which the Company abandoned both the fibre and the commitment.

10.	CHANGE IN CONTROL PROVISION

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action for the three months ending March 31, 2004.

11.	ACQUISITIONS

a)     On May 25, 2004, the Company entered into an agreement with Bell Canada to acquire significant portions of 360networks Corporation’s business customer base and an option to acquire specific network facilities in Ontario, Quebec and Atlantic Canada. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation and certain related U.S. interconnect assets. The acquisition price for the business customer base will be measured based on three times the average revenue of the acquired customer base in the two months pre and post the closing date of the transaction and will be paid over a two-year period. The transaction is expected to close in November 2004 concurrent with the finalization of Bell Canada’s acquisition of 360networks and is subject to customary terms and conditions including due diligence, the completion of mutually satisfactory definitive agreements, board and regulatory approvals. Call-Net will enter into a two-year transitional services agreement with Bell who will provide technical and operational services to the newly acquired customer base. Call-Net will also have an option to purchase assets used to service customers from Bell Canada at the end of the transitional services agreement.

b)     On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6, respectively. The Company also had a call right under a contractual arrangement with a member of Time iCR’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company did not have voting control of Time iCR Inc., the Company determined under generally accepted accounting principles it would consolidate its interest in Time iCR Inc. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

13

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

12.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period after recapitalization [three months ended September 30, 2004 — 35,758,621; three months ended September 30, 2003 — 26,277,219, nine months ended September 30, 2004 — 35,682,175 and nine months ended September 30, 2003 — 24,757,276]. Due to a loss for the three and nine months ended September 30, 2004, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

13.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local and wireless telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During the fourth quarter 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended September 30, 2004
Long distance	39.7	36.2	32.8	—	108.7
Data	2.9	34.4	12.6	—	49.9
Local/home phone services	30.0	11.2	1.9	—	43.1
Wireless	2.5	—	—	—	2.5

Total revenues	75.1	81.8	47.3	—	204.2
Operating costs	(28.8)	(18.4)	(2.6)	(27.2)	(77.0)

	46.3	63.4	44.7	(27.2)	127.2

Carrier charges					(103.1)
Realignment and other charges					5.3
Depreciation and amortization					(37.2)

Operating loss					(7.8)

14

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Nine months ended September 30, 2004
Long distance	123.6	113.2	99.2	—	336.0
Data	9.3	103.0	36.1	—	148.4
Local/home phone services	80.6	30.9	5.1	—	116.6
Wireless	6.5	—	—	—	6.5

Total revenues	220.0	247.1	140.4	—	607.5
Operating costs	(91.3)	(55.0)	(7.0)	(82.5)	(235.8)

	128.7	192.1	133.4	(82.5)	371.7

Carrier charges					(298.7)
Realignment and other charges					5.3
Depreciation and amortization					(109.7)

Operating loss					(31.4)

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended September 30, 2003
Long distance	46.6	38.5	41.8	—	126.9
Data	3.6	33.9	11.5	—	49.0
Local/home phone services	19.5	8.3	1.1	—	28.9
Wireless	0.1	—	—	—	0.1

Total revenues	69.8	80.7	54.4	—	204.9
Operating costs	(26.6)	(15.9)	(1.2)	(29.7)	(73.4)

	43.2	64.8	53.2	(29.7)	131.5

Carrier charges					(108.5)
Realignment and other charges					—
Depreciation and amortization					(38.8)

Operating loss					(15.8)

15

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Nine months ended September 30, 2003
Long distance	131.1	115.8	123.2	—	370.1
Data	11.8	101.0	38.3	—	151.1
Local/home phone services	54.1	22.2	3.6	—	79.9
Wireless	0.1	—	—	—	0.1

Total revenues	197.1	239.0	165.1	—	601.2
Operating costs	(70.3)	(46.6)	(6.6)	(93.4)	(216.9)

	126.8	192.4	158.5	(93.4)	384.3

Carrier charges					(313.1)
Realignment and other charges					(7.0)
Depreciation and amortization					(118.7)

Operating loss					(54.5)

16

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ending September 30, 2004

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of our business and the key factors underlying our financial results. It explains trends in our financial condition and results of our operations for the quarter ended September 30, 2004 compared with our operating results for the quarter ended September 30, 2003 and the quarter ended June 30, 2004. It also compares our balance sheet as at September 30, 2004 to our balance sheet as at December 31, 2003. This MD&A should be read in conjunction with our Interim Consolidated Financial Statements for September 30, 2004 and Audited Consolidated Financial Statements and MD&A for December 31, 2003. Additional information relating to our company, including our Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

Forward-Looking Statements
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. Statements that are not historical fact and are based on current expectations, estimates and assumptions are forward-looking statements.

This MD&A contains forward-looking statements about our business. Inherent in these statements are known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of our company to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and our ability to attract and retain key employees.

Non GAAP Financial Measures
Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point where each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA
Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. We define EBITDA as revenue less carrier charges and operating costs, and we use it as a benchmark of operating performance. We caution you that EBITDA as calculated by us may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow
We define free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and any late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. We use free cash flow as a measure of our ability to maintain operations and service debt.

Call-Net’s Business

We are a national, full-service, facilities-based telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through our wholly owned subsidiary Sprint Canada Inc. (Sprint Canada), we offer home phone, long distance, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, as well as local, long distance, data and Internet protocol solutions (including high-speed access) to Canadian businesses of all sizes and governments.

We provide services to three groups of customers: consumers, businesses and other telecommunications companies. Services to the first two are offered largely under the Sprint Canada brand, while services to the third group, called carriers, are delivered under the Call-Net brand.

Third Quarter 2004 Operating Results

Highlights

In the third quarter of 2004, our total revenue grew by $3.4 million, or 2 per cent, from the second quarter of 2004 to $204.2 million, but declined by $0.7 million from the third quarter of 2003. Consistent with previous quarters, year-over-year growth in our business services and consumer services operations was offset by declines in carrier services revenue.

Revenue Summary

	Three Months Ended September 30, 2004
	Revenue dollars (millions)				Revenue percentage
	Total	Consumer	Business	Carrier	Total	Consumer	Business	Carrier
Long distance	$108.7	$39.7	$36.2	$32.8	53%	19%	18%	16%
Data services	49.9	2.9	34.4	12.6	24%	1%	17%	6%
Local services	43.1	30.0	11.2	1.9	21%	15%	5%	1%
Wireless service	2.5	2.5	—	—	1%	1%	—	—

Total revenue	$204.2	$75.1	$81.8	$47.3	100%	37%	40%	23%

Our exposure to long distance pricing continues to decline, with long distance comprising 53 per cent of total revenue in the quarter, down from 55 per cent in the second quarter of 2004 and 62% per cent in the third quarter of 2003.

We continued our success in adding local and home phone service customers, adding 26,800 net consumer lines and 7,700 net equivalent business lines for a total of 34,500 lines in the quarter and bringing our total number of local line equivalents to over 371,000. Overall churn for the quarter was 2.7 per cent, down from 3.3 per cent in the same quarter last year but up from 2.1 per cent in the previous quarter.

Lines and Customers

	2004			2003
	Q3	Q2	Q1	Q4	Q3
					[Restated]
Consumer home phone service net adds	26,800	27,300	25,200	30,600	18,300
Business local line equivalents net adds	7,700	7,900	8,800	2,100	8,000
Consumer home phone service lines	285,300	258,500	231,200	206,000	175,400
Business local line equivalents*	86,000	78,300	70,400	61,600	59,500

Total local lines	371,300	336,800	301,600	267,600	234,900

Average monthly churn **	2.7%	2.1%	2.2%	2.7%	3.3%
Consumer LD customers	544,700	587,600	583,200	609,100	632,600
Consumer dial-up customers	55,900	60,200	63,600	65,400	68,400
Consumer wireless lines	27,000	22,400	18,300	12,800	2,600

*	Business local line equivalents include primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs)
**	Average monthly churn equals monthly disconnections divided by the average number of lines per month.

Home Phone Service Bundles
We have focused on selling product bundles to our consumer customers using home phone service as the foundation product as a means of reducing churn and increasing our share of our customers’ monthly communications spend. In the third quarter of 2004, 65 per cent of consumer services revenue came from customers who purchase more than one product from us, as compared to 60 per cent in the second quarter of 2004 and 44 per cent in the third quarter of 2003. Most of these customers purchase a bundle of home phone and long distance services with some taking a third product such as a wireless second line or dial-up Internet access.

Home Phone Service Bundles

	Three Months Ended			Change from Prior
	Sept 30, 2004	Sept 30, 2003	June 30, 2004	Year	Quarter
Gross additions	51,700	35,200	44,700	16,500	7,000
Net additions	26,800	18,300	27,300	8,500	(500)
Churn	3.1%	3.4%	2.4%	(0.3)%	0.7%
End of period lines	285,300	175,400	258,500	109,900	26,800
Line growth (per quarter)	10.4%	11.6%	11.8%	(1.2)%	(1.4)%

Average monthly revenue per line (ARPU)*	$61.03	$62.10	$59.86	($1.07)	$1.17

Selling and marketing	$8.2	$9.2	$9.7	($1.0)	($1.5)
Activation costs	5.5	4.8	5.5	0.7	—

Total Cost of Acquisition ($M)	$13.7	$14.0	$15.2	($0.3)	($1.5)

Cost of Acquisition per line	$265	$398	$339	($133)	($74)

*	ARPU includes revenue from home phone and long distance services together with additional bundled revenues from services such as Fido® Wireless and dial-up Internet, all divided by the average number of lines activated.

We believe that our bundled home phone service business has many characteristics desirable in consumer telecommunications including: a relatively stable monthly spend consisting of basic service, features and long distance service; a healthy contribution to margin; low churn; a reliable cost of acquisition; and the potential for significant growth to the customer base.

Customer churn in home phone services in the quarter averaged 3.1 per cent, down from an average of 3.4 per cent in the third quarter of 2003, but up from an average of 2.4 per cent in the second quarter of 2004. Over the past year, we have been able to reduce churn by focusing on customer retention and improving the credit profile of customers. In addition, two CRTC decisions, one extending the ‘no-winback’ period from three months to twelve months (CRTC 2004-04), and the other directing the ILECs to unbundle home phone service from their high-speed Internet offerings (CRTC 2003-49), have helped. In this quarter, churn was again affected by seasonal issues — increased moves in summer months, and also by an increase in targeted win-back activity by the ILECs among customers with 12 to 15 months tenure. We have responded by increasing our retention efforts in customers of this tenure and expect to see churn return to lower levels going forward.

Average monthly revenue per line grew slightly over the last quarter, driven by: 1) a higher proportion of wireless revenue in the mix; 2) an increase in revenue from additional features such as voice-mail and calling line ID; and 3) lower revenue promotions. ARPU was down slightly from the same period last year as newer customers have generally been activated on lower priced plans.

Finally, our cost of acquisition and provisioning continues to fall. In the third quarter, we spent an average of $265 to acquire and provision a home phone service customer, down from $339 in the second quarter of this year, and $398 in the third quarter of 2003. We have seen efficiency improvements in both in selling and marketing, and in provisioning new customers.

Acquisition Agreement with Bell Canada
On May 25, 2004, we entered into an agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada. We will enter into a two-year transitional services agreement with Bell Canada under which they will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue subject to a minimum amount, as defined in the contract. We will have an option at the end of the term of the agreement to acquire certain assets used to service these customers.

The acquisition price for the business customer base represents approximately three months of acquired revenue and will be paid over the life of the transition services agreement. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation and certain related U.S. interconnect assets. The transaction is expected to close in November 2004, concurrent with the finalization of Bell Canada’s acquisition of 360networks, and is subject to customary terms and conditions including due diligence, the completion of mutually satisfactory definitive agreements, and board and regulatory approvals.

As we reported in the previous quarter, this acquisition should support our ongoing business activities in the following ways:

•	The business customer base adds over $50 million of revenue annually — principally data and local services — to our Business Solutions group. This will expand the business solutions group by approximately 20 per cent. Pro-forma for this acquisition, the business solutions group’s exposure to long distance would decline to approximately 39 per cent of revenue from 44 per cent.

•	The acquisition adds over 5,000 new customers to our existing base of over 14,500 business customers.

•	The acquisition increases sales and marketing capabilities with the addition of seasoned sales staff and marketing professionals.

•	The acquisition complements our existing product set with new, on-net based services and capabilities, such as multi-protocol label switching, or MPLS.

•	During the term of the transition services agreement, we will have access to an enhanced, and variable cost, local and data network in eastern Canada.

o	The EBITDA margin of customers on this network should be comparable to the EBITDA margins of our existing business.

•	The acquisition significantly expands our customer base in the Atlantic Provinces.

•	The acquisition of certain surplus assets at closing will augment our service capability and will allow us to expand our network at low cost.

•	At the conclusion of the transitional services agreement, we will have the opportunity to purchase all or portions of the eastern Canadian network giving us the following additional capabilities:

o	fibre access, together with in-building equipment, to over 1,000 buildings in Ontario, Quebec and the Atlantic Provinces;

o	additional local switching capacity;

o	reduced costs on our existing network by using intra-city fibre from the acquired network to connect our switch sites with our major points-of-presence; and

o	an expanded co-location footprint.

Business Unit Results

Consumer & SOHO Services

In the consumer segment, we provide home phone, long distance, dial-up Internet access and wireless services to residences and small office home office (SOHO) customers in five geographic areas incorporating over 30 different municipalities.

Over the past year, quarterly consumer revenue has grown by $5.3 million or 8 per cent to $75.1 million. Consumer revenue grew by $2.5 million, or 3 per cent from last quarter.

Consumer & SOHO Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	$39.7	$46.6	$40.9	$(6.9)	(14.8)%	$(1.2)	(2.9)%
Data	2.9	3.6	3.1	(0.7)	(19.4)%	(0.2)	(6.5)%
Local	30.0	19.5	26.3	10.5	53.8%	3.7	14.1%
Wireless	2.5	0.1	2.3	2.4	2,400.0%	0.2	8.7%

Consumer Services Revenue	$75.1	$69.8	$72.6	$5.3	7.6%	$2.5	3.4%

During the quarter we launched Sprint Canada Internet Phone Service, our voice over Internet Protocol, or VoIP, offering. It is still very early in the life cycle of this new technology and too early to have a material effect on our results or to allow us to make predictions about its eventual success, but the initial take up of this product has been consistent with our expectations.

Consumer & SOHO Services Long Distance Revenue
At $39.7 million, consumer long distance revenue was down slightly ($1.2 million or 3%) from last quarter and down significantly ($6.9 million or 15%) from the same quarter of last year. The variance between this quarter and the last is evenly split between a decline in ARPMs and a decline in minutes. We attribute the decline in long distance minutes to an increase in long distance only churn in the third quarter, driven in turn by aggressive price offers by competitors. This increased competitive activity in stand-alone long distance was mitigated by our success at selling home phone service bundles, which typically includes long distance. The decline in revenue from the third quarter of 2003 is primarily the result of the termination of a long distance affinity program with a Canadian chartered bank at the end of the first quarter of 2004, together with a decline in ARPMs in Canadian, U.S. and international calling. Long distance revenue now accounts for approximately 53 per cent of our total consumer services revenue, however, Sprint Canada-branded long distance only customers account for only 16 per cent of our consumer revenue, while indirect long distance programs, including affinity programs, and alternative long distance products, comprise another 15 per cent.

Consumer & SOHO Services Home Phone Service Revenue
Local, or home phone, service revenue was $30.0 million in the quarter, an increase of 54 per cent or $10.5 million from the third quarter of 2003 and 14 per cent, or $3.7 million from the previous quarter. The growth in customer count has been consistent and the average monthly home phone service revenue per customer has increased slightly over last quarter. This increase has been as a result of an increase in the mix of wireless in the bundle, lower revenue promotions, as well as an increase in revenue from features such as voice mail and calling line ID.

Consumer & SOHO Services Data Revenue
Revenue from dial-up Internet customers was $2.9 million for the quarter, a decline of $0.7 million, or 19 per cent from the third quarter of 2003, and $0.2 million, or 7 per cent from the second quarter of 2004. The number of subscribers stood at 55,900 at quarter-end, down 7 per cent from the previous quarter. Churn in dial-up Internet increased slightly as the addition of over 6,800 new dial-up customers was more than offset by the continued migration of Canadian households to high-speed Internet services.

Consumer & SOHO Services Wireless Revenue
Under our bundled wireless service offer using the Fido® brand, we activated 4,600 net new lines in the quarter, and ended the quarter with 25,600 customers and 27,000 lines. Revenue from wireless services was $2.5 million for the quarter, up 9 per cent from $2.3 million in the previous quarter. Churn in wireless services remained stable in the quarter at approximately 2.6 per cent.

Business Services

We continue to focus on four initiatives in the business market in Canada:

•	Maintain and develop our working relationship with Sprint to offer multi-national corporations (MNCs) single-service, single-invoice seamless North American network coverage;

•	Deliver our IP Enabled Solutions at substantial cost savings and time efficiencies to Canadian customers allowing them to integrate legacy systems with next-generation services in an efficient and cost-effective manner;

•	Continue our Enhanced Voice Services (EVS) initiative by penetrating the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications; and

•	Bundle long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

Business Services Revenue
In the third quarter of 2004, our business solutions revenue was $81.8 million, down $1.2 million from the previous quarter, but up $1.1 million from the same quarter of last year. Growth over last year was a result of an increase in local services, and stronger data service sales — including IP Enabled Solutions. Long distance revenue declined by 4 per cent from the prior quarter and by 6 per cent from the same quarter last year as a consequence of a reduction in ARPM.

Business Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	$36.2	$38.5	$37.5	$(2.3)	(6.0)%	$(1.3)	(3.5)%
Data	34.4	33.9	35.1	0.5	1.5%	(0.7)	(2.0)%
Local	11.2	8.3	10.4	2.9	34.9%	0.8	7.7%

Business Services Revenue	$81.8	$80.7	$83.0	$1.1	1.4%	$(1.2)	(1.4)%

Long distance, as a percentage of business services revenue, continues to decline from a level of 48 per cent of business services revenue in the third quarter of 2003 to 44 per cent of revenue in this quarter.

New business local line equivalents grew by 7,700 lines, or 10 per cent from the second quarter of 2004. We had 44 per cent more local service lines at the end of the third quarter of 2004 than in the third quarter of 2003. Revenue from business local services grew by 8 per cent from the previous quarter and 35 per cent from the third quarter of 2003, driven by the increase in lines.

Data revenue also grew in the quarter compared to third quarter of 2003 but was down from the second quarter of 2004. We continue to have success in selling IP Enabled Solutions and the growth of this offering has generally compensated for the decline in legacy data revenues. In the third quarter we had lower revenues from equipment sales to businesses, which accounted for the $0.7 million decrease in data revenues between the second and third quarters of 2004.

Carrier Services

Our strategy is to optimize the contribution from wholesale services by focusing on profitability rather than revenue growth. The wholesale market has been under substantial pricing pressure for the past several years and the ongoing results of this business unit reflect this industry trend.

Carrier Services Revenue
Notwithstanding the factors affecting the external environment, we grew carrier services revenue in the third quarter of 2004, as compared to the second quarter of 2004. Carrier services revenue in the quarter totaled $47.3 million, reflecting a 5 per cent increase from the second quarter of 2004 and a 13 per cent decline from the third quarter of 2003. ARPM in carrier services grew by 4 per cent over the quarter as a result in an increase in average international ARPMs, together with flat pricing in Canada and the United States Carrier services revenues comprises approximately 23 per cent of consolidated revenue and is 69 per cent long distance. Average costs per minute (ACPM), especially for international minutes, is more variable than fixed and has been declining at similar rates to ARPMs.

Carrier Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	$32.8	$41.8	$31.6	$(9.0)	(21.5)%	$1.2	3.8%
Data	12.6	11.5	11.7	1.1	9.6%	0.9	7.7%
Local	1.9	1.1	1.9	0.8	72.7%	—	—

Carrier Services Revenue	$47.3	$54.4	$45.2	$(7.1)	(13.1)%	$2.1	4.6%

Carrier Charges, Operating Costs & Operating Profit/Loss

Carrier Charges

Carrier charges were $103.1 million in the third quarter of 2004, or just over 50 per cent of revenue, down from $108.5 million in the third quarter of 2003 but up from $100.5 million in the second quarter of 2004. As compared to the second quarter of 2004, the growth in carrier charges was as a result of the following factors:
•	Continued increases in costs associated with the increased volume of local and wireless services ($2.0 million);
•	An increase in the cost of providing data services ($1.7 million); offset by
•	A reduction in the cost of providing long distance services ($1.1 million).

Gross margin of $101.1 million for the quarter was just under 50 per cent, and was up $0.8 million as compared with the previous quarter and up $4.7 million from the third quarter of 2003.

Carrier Charges, Operating Costs & Operating Profit

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
		[Restated]
Revenue	$204.2	$204.9	$200.8	$(0.7)	(0.3)%	$3.4	1.7%
Carrier charges	103.1	108.5	100.5	(5.4)	(5.0)%	2.6	2.6%

Gross profit	101.1	96.4	100.3	4.7	4.9%	0.8	0.8%
Operating costs	77.0	73.4	77.9	3.6	4.9%	(0.9)	(1.2)%

EBITDA	24.1	23.0	22.4	1.1	4.8%	1.7	7.6%

Depreciation and amortization	(37.2)	(38.8)	(35.7)	1.6	(4.1)%	(1.5)	4.2%
Realignment and other charges	5.3	—	—	5.3	—	5.3	—

Operating loss	$(7.8)	$(15.8)	$(13.3)	$8.0	(50.6)%	$5.5	(41.4)%

Carrier charges as a % of revenue	50.5%	53.0%	50.0%	—	(2.5)%	—	0.5%
Gross profit as a % of revenue	49.5%	47.0%	50.0%	—	2.5%	—	(0.5)%
Operating costs as a % of revenue	37.7%	35.8%	38.8%	—	1.9%	—	(1.1)%
EBITDA as a % of revenue	11.8%	11.2%	11.2%	—	0.6%	—	0.6%

Operating Costs

Overall, third quarter operating costs were $77.0 million, down from $77.9 million in the previous quarter, but up from $73.4 million recorded in the third quarter of 2003. Operating costs as a percentage of revenue were 38 per cent in the third quarter of 2004, as compared to 39 per cent of revenue in the second quarter of 2004 and 36 per cent of revenue in the third quarter of 2003.

Summary of Operating Costs

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Consumer Services	$28.8	$26.6	$31.2	$2.2	8.3%	$(2.4)	(7.7)%
Business Services	18.4	15.9	18.3	2.5	15.7%	0.1	0.5%
Carrier Services	2.6	1.2	2.2	1.4	116.7%	0.4	18.2%
Corporate	27.2	29.7	26.2	(2.5)	(8.4)%	1.0	3.8%

Operating costs	$77.0	$73.4	$77.9	$3.6	4.9%	$(0.9)	(1.2)%

Consumer & SOHO Services Operating Costs
Operating costs in consumer services were $28.8 million in the third quarter, a decline of $2.4 million from the previous quarter, but up $2.2 million from the same quarter of last year. As compared to the last quarter, total selling and marketing costs declined by $2.3 million as a result of fewer marketing programs, explaining almost all of the quarterly variance in direct operating costs.

Business Services Operating Costs
Business services operating costs in the third quarter were $18.4 million, up from the prior quarter’s $18.3 million, and the $15.9 million in the third quarter of 2003. The increase in operating costs year over year is primarily the result of the transfer of certain provisioning operations into business services.

Carrier Services Operating Costs
Carrier services operating costs were $2.6 million, up in the quarter relative to the $2.2 million recorded in the last quarter and the $1.2 million recorded the same quarter last year. Quarterly changes in direct operating expenditures are most heavily affected by changes in provisions for bad debt.

Corporate and Other Operating Costs
Corporate costs in the third quarter were $27.2 million, up from $26.2 million in the second quarter and down from $29.7 million in the third quarter of 2003. Corporate operating costs rose over the quarter as a consequence of increased occupancy costs for co-location due to credits received in the prior quarter.

EBITDA

As a result primarily of the previously mentioned increase in gross margin, together with decreases in operating costs, EBITDA for the third quarter of 2004 was $24.1 million, an increase of $1.1 million or 5 per cent from the third quarter of 2003 and $1.7 million, or 8 per cent from the second quarter of 2004.

Operating Profit (Loss)

Depreciation and amortization totaled $37.2 million, a 4 per cent increase from the prior quarter and a 4 per cent decline from the third quarter of 2003. Much of the increase in depreciation and amortization over the quarter related to one-time items. Depreciation and amortization has generally been falling as our ongoing capital spending program has declined.

We recorded a net gain of $5.3 million as an unusual item in the quarter. This gain was the result of the reversal of a provision taken in the second quarter of 2003, relating to the provision for maintenance costs associated with certain dark fibre. During the quarter, we came to an agreement with the owner of the fibre whereby we abandoned these routes and allowed this party to abandon certain other routes on which we were collecting maintenance fees. The net effect of these agreements is to save us approximately $35,000 per month in cash related to fibre maintenance. This unusual gain was offset by certain charges related to the organizational realignment we announced on September 29, 2004. It is possible that we will take an additional charge in the fourth quarter of the year relative to the organizational realignment. At this point it is too early to say what the level of that charge might be, although we expect that it will be modest.

Operating loss was $7.8 million for the quarter, an improvement of $8.0 million from the same quarter of last year and $5.5 million from the previous quarter primarily as a result of the unusual gain.

Operating Profit (Loss) and Other Expenses

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
(millions of Canadian dollars,	Sept 30,	Sept 30,	June 30,
except per share data)	2004	2003	2004	$	%	$	%
		[Restated]
EBITDA	$24.1	$23.0	$22.4	$1.1	4.8%	$1.7	7.6%
Depreciation and amortization	(37.2)	(38.8)	(35.7)	1.6	(4.1)%	(1.5)	4.2%
Realignment and other charges	5.3	—	—	5.3	—	5.3	—

Operating loss	(7.8)	(15.8)	(13.3)	8.0	(50.6)%	5.5	(41.4)%

Loss on sale of capital assets	—	—	(0.9)	—	—	0.9	—
Interest on long-term debt	(7.7)	(11.1)	(8.0)	3.4	(30.6)%	0.3	(3.8)%
Interest and other income (expense)	(2.3)	(2.6)	(4.2)	0.3	(11.5)%	1.9	(45.2)%
Foreign exchange gain (loss)	17.7	(0.4)	(6.4)	18.1	(4,525.0)%	24.1	(376.6)%
Income tax benefit (expense)	(1.5)	(0.3)	(0.3)	(1.2)	400.0%	(1.2)	400.0%

Net Income (Loss)	(1.6)	(30.2)	(33.1)	28.6	(94.7)%	31.5	(95.2)%

EPS, basic	$(0.05)	$(1.15)	$(0.93)	$1.10	(95.7)%	$0.88	(94.6)%

Other Expenses

Interest expense on long-term debt in the quarter was $7.7 million, down from $8.0 million in the second quarter of 2004, and $11.1 million in the third quarter of 2003. Variations in interest expense on long-term debt were a function of: 1) the market purchase of US $76.4 million (approximately Cdn $100.8 million) of senior secured notes in March 2004 and the consequent elimination of interest costs associated with the repurchased notes; and 2) fluctuations in the Canadian dollar exchange rate, which results in fluctuations in Canadian dollar interest payments on our senior secured notes as these notes are denominated in U.S. dollars. We expect to incur approximately US $5.9 million per quarter in interest expense on our long term debt.

In the third quarter, we recorded a foreign exchange gain of $17.7 million mainly on the principal portion of our long-term debt as the result of the appreciation in the Canadian dollar against the U.S. dollar. A one cent change in the value of the Canadian dollar against the U.S. dollar changes the principal amount of our long-term debt by approximately $4.0 million.

Net Income (Loss)

As a consequence of the above factors, we recorded a net loss in the quarter of $1.6 million, or $0.05 per share, compared with a net loss of $33.1 million in the second quarter of 2004 and a net loss of $30.2 million in the third quarter of 2003.

Cash Flow

Cash Flow Summary

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Sept 30,	Sept 30,	June 30,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
		[Restated]
Net income (loss)	$(1.6)	$(30.2)	$(33.1)	$28.6	(94.7)%	$31.5	(95.2)%
Depreciation and amortization	37.2	38.8	35.7	(1.6)	(4.1)%	1.5	4.2%
Interest and other (income)/expense	(0.4)	0.7	0.8	(1.1)	(157.1)%	(1.2)	(150.0)%
Foreign exchange (gain)/loss	(17.1)	(1.4)	6.7	(15.7)	1,121.4%	(23.8)	(355.2)%
Realignment and other charges	(5.3)	—	—	(5.3)	—	(5.3)	—
Loss on sale of capital assets	—	—	0.9	—	—	(0.9)	—

Cash flow from operating activities before change in non-cash working capital	12.8	7.9	11.0	4.9	62.0%	1.8	(16.4)%
Change in non-cash working capital	5.2	(1.7)	(6.6)	6.9	(405.9)%	11.8	(178.8)%

Cash flow from operating activities	18.0	6.2	4.4	11.8	190.3%	13.6	309.1%

Change in short-term investments	(0.8)	(17.2)	(17.7)	16.4	(95.3)%	16.9	(95.5)%
Acquisition of capital assets	(15.9)	(13.7)	(10.6)	(2.2)	16.1%	(5.3)	50.0%
Change in deferred costs and other assets	—	—	0.1	—	—	(0.1)	(100.0)%
Increase in long-term investments	—	—	(0.2)	—	—	0.2	—
Net proceeds from disposal of capital assets	—	0.9	0.4	(0.9)	(100.0)%	(0.4)	—
Acquisition of MPS Canada	—	(20.0)	—	20.0	(100.0)%	—	—
Proceeds from sale of accounts receivable	—	10.0	—	(10.0)	—	—	—

Cash flow from investing activities	(16.7)	(40.0)	(28.0)	23.3	(58.3)%	11.3	(40.4)%

Change in Right-of-Way liability	(0.7)	(0.7)	(0.5)	—	0.0%	(0.2)	40.0%
Issuance of Common Shares	—	35.2	—	(35.2)	—	—	—

Cash flow from financing activities	(0.7)	34.5	(0.5)	(35.2)	(102.0)%	(0.2)	40.0%

Net increase (decrease) in cash and cash equivalents	$0.6	$0.7	$(24.1)	$(0.1)	(14.3)%	$24.7	(102.5)%

Cash Flow from Operating Activities

Operating activities before changes in non-cash working capital provided $12.8 million of cash in the third quarter compared with $11.0 million in the previous quarter and $7.9 million in the third quarter of 2003. Cash flow from operating activities before changes in non-cash working capital grew relative to the last quarter primarily because of the improvement in operating profit, and improved from the third quarter of 2003 due primarily to the reduction in interest expense.

The increase in non-cash working capital of $5.2 million in the quarter was primarily a consequence of an increase in accrued interest of $7.5 million as interest payments on our debt are paid twice a year, in June and December.

Cash Flow from Investing Activities

Overall, investment activities in the third quarter consumed $16.7 million of cash compared with $28.0 million in the second quarter of 2004 and $40.0 million in the third quarter of 2003.

Excluding changes in short-term investments and proceeds from the sale of accounts receivable, investment activities consumed $15.9 million, or 8 per cent of revenue, as compared to $10.3 million in the second quarter and $32.8 million in the third quarter of last year. Most of these changes relate to the timing of capital asset purchases and the eForce acquisition of $20.0 million in the third quarter of 2003. Capital investments were made to expand local services, improve existing systems, enhance cost efficiency, and accommodate new products.

Cash Flow from Financing Activities

Financing activities used $0.7 million in the quarter as compared to $0.5 million in the last quarter and a source of cash of $34.5 million in the third quarter of 2003. The third quarter of 2003 included an issuance of equity of $35.2 million. Excluding the effects of the equity issuance, cash flow from financing activities has been stable and limited to the costs incurred in connection with the retirement of the right-of-way liability.

Free Cash Flow

In the third quarter, we had negative free cash flow of $1.6 million. This compares with negative free cash flow of $1.7 million in the third quarter of 2003 and positive free cash flow of $2.6 million in the second quarter of 2004. We continue to be free cash flow positive for the year to date, having generated $2.4 million more in EBITDA than we have spent in financing costs, taxes and capital expenditures.

Free Cash Flow

	2004			2003
(millions of Canadian dollars)	Q3	Q2	Q1	Q4	Q3
				[Restated]
EBITDA	$24.1	$22.4	$26.5	$24.9	$23.0
Interest expense on long-term debt and other interest	(9.3)	(9.4)	(10.3)	(9.6)	(11.6)
Cash income taxes paid	(0.5)	(0.3)	(0.3)	(0.1)	(0.3)
Net capital expenditures	(15.9)	(10.2)	(14.0)	(13.3)	(12.8)
Cash component of changes in deferred costs	—	0.1	(0.5)	(1.0)	—

Free cash flow	(1.6)	2.6	1.4	0.9	(1.7)

Change in non-cash working capital and other charges	9.0	(8.3)	(12.3)	(6.8)	(4.9)
Acquisitions	—	—	—	0.3	(20.0)
Increase in long-term investments	—	(0.2)	—	—	—
Proceeds from sale of accounts receivable	—	—	45.0	—	10.0
Change in right-of-way liability	(0.7)	(0.5)	(0.4)	(0.3)	(0.7)
Repurchase of long-term debt	—	—	(104.8)	—	—
Equity issued	—	—	—	5.4	35.2
Realignment and other charges	(5.3)	—	—	—	—

Change in cash & short term investments	$1.4	$(6.4)	$(71.1)	$(0.5)	$17.9

Liquidity and Capital Resources

Our liquidity position improved slightly in the third quarter from the prior quarter as our cash and short-term investments balance rose to $74.0 million from $72.6 million in the second quarter. Cash, cash equivalents and short-term investments increased by $1.4 million as the positive effects of interest expense payment timing more than offset the negative free cash flow in the quarter.

Cash Reconciliation

	Three Months Ended
	Sept 30,	June 30,	March 31,
(millions of Canadian dollars)	2004	2004	2004
Cash & short-term investments — Opening	$72.6	$79.0	$150.1
Free cash flow	(1.6)	2.6	1.4
Change in non-cash working capital and other charges	9.0	(8.3)	(12.3)
Increase in long-term investments	—	(0.2)	—
Proceeds from sale of accounts receivable	—	—	45.0
Repurchase of long-term debt	—	—	(104.8)
Realignment and other charges	(5.3)	—	—
Change in right-of-way liability	(0.7)	(0.5)	(0.4)

Cash and short-term investments — Closing	$74.0	$72.6	$79.0

Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investor Service, Inc.

Financial Position

Financial Position Summary

			Change from
			Prior Year-End
	Sept 30,	Dec 31,
(millions of Canadian dollars)	2004	2003	$	%
		[Restated]
Cash and cash equivalents	$27.9	$56.5	$(28.6)	(50.6)%
Short-term investments	46.1	93.6	(47.5)	(50.7)%

Total cash and short-term investments	74.0	150.1	(76.1)	(50.7)%
Accounts receivable & other current assets	53.9	91.6	(37.7)	(41.2)%

Total current assets	127.9	241.7	(113.8)	(47.1)%
Capital and other assets	525.4	597.4	(72.0)	(12.1)%

Total assets	$653.3	$839.1	$(185.8)	(22.1)%

Current liabilities	$138.5	$149.4	$(10.9)	(7.3)%
Long-term debt	281.9	387.1	(105.2)	(27.2)%
Other long-term liabilities	41.7	49.1	(7.4)	(15.1)%
Shareholder’s equity	191.2	253.5	(62.3)	(24.6)%

Total liabilities and shareholders’ equity	$653.3	$839.1	$(185.8)	(22.1)%

Current ratio	0.9	1.6	(0.7)
Accounts receivable (days sales outstanding)	31	32	(1)
Net debt to net capitalization	57%	53%	—	4%

At September 30, 2004, we had current assets of $127.9 million and current liabilities of $138.5 million. Net working capital was a negative $10.6 million, a decline from the positive $92.3 million at December 31, 2003 — primarily as a consequence of the repurchase of a portion of our long-term debt. Our current ratio stood at 0.9 at quarter-end, while accounts receivable were at 31 days of sales.

Capital assets and other assets decreased by $72.0 million to $525.4 million at September 30, 2004 from the 2003 year-end. This decrease was primarily due to the fact that our depreciation and amortization expense continues to substantially exceed the amount we spend on capital additions.

Long-term debt has decreased by $105.2 million to $281.9 million resulting from the repurchase of $100.8 million in senior secured notes, and the positive effects of a strong Canadian dollar during 2004.

Other long-term liabilities, composed of the right-of-way liability, lease exit costs and asset retirement obligations, have decreased by $7.4 million to $41.7 million as a result primarily of the reversal of the dark fibre maintenance charge, assisted by the continuing amortization of our right-of-way liability, offset by the accretion of the asset retirement obligation.

Our net debt to net capitalization ratio stood at 57 per cent at the end of the third quarter, as compared to 53 per cent at the end of 2003.

Outstanding Share Data
Our authorized share capital consists of an unlimited number of common shares, class B non-voting shares and preferred shares.

Authorized Share Capital	Outstanding as at Sept 30 2004
Common shares	4,269,002
Class B non-voting shares	31,489,768

Total	35,758,770

Preferred shares	1

Outlook

Our outlook for 2004 has not changed appreciably as the year has progressed. We continue to expect growth in consumer and business services revenue, offset somewhat by continued decline in carrier services revenue. While our ARPMs in the long distance market held up in the third quarter, we do expect to see further declines in the fourth quarter of this year. Consequently, we expect that while our financial results in the fourth quarter should exceed our third quarter results in both revenue and EBITDA, for the full year 2004, we will be at the low end of our guidance range on revenue and we expect only a modest increase in EBITDA year over year, prior to taking into account the acquisition of the eastern Canadian business of 360networks from Bell Canada, and the impact of any new regulatory decisions.

We expect that the Bell Canada acquisition will close in early November, and that this acquisition will add approximately $10 million of revenue and $1.5 million of EBITDA to our fourth quarter results.

We continue to expect to be cash flow self-sufficient in 2004, generating more in EBITDA than we spend in interest, capital and taxes.

Capital expenditures for the remainder of 2004 will be in the range of 8 per cent of revenue, yielding an average for the year of approximately 7 per cent of revenue. The increase in expected capital expenditures is necessary to support continued growth, including the installation of new local switching equipment, and the purchase of other capital equipment to support customer growth.

Regulatory Environment

We continue to pursue regulatory reforms to lower carrier costs and remove operational barriers to competition in the telecommunications industry. On July 14, 2004, the CRTC issued Decision 2004-46 in respect of its Network of Networks proceeding. In the decision, the CRTC confirmed that CLECs can optimize their networks and reduce costs by carrying both toll and local traffic on the same facilities, and that CLECs do not have to interconnect with the ILECs in a multitude of points as was the case in the past.

We are engaged in a number of follow-up proceedings resulting from the price cap decision to expand the categories of carrier services that are subject to the cost plus 15 per cent price regime, including three additional components of DNA.

New 2004 Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments
During 2003, the Canadian Institute of Chartered Accountants (CICA) made changes to Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact on our financial statements is that we began to record compensation expense relating to the award of stock options to employees that we had previously chosen to disclose in the notes to the financial statements. We have adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income for the three months and nine months ended September 30, 2003 of $0.4 million and $1.2 million respectively, and a decrease in both basic and diluted earnings per share of $0.02 and $0.06, respectively, for the same periods. Furthermore, there was an increase to our deficit of $2.9 million as at December 31, 2003.

We estimate the fair value of stock options at the grant date using a Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect our best estimates, they involve uncertainties based on market conditions generally outside of our control.

Asset Retirement Obligations
Effective January 1, 2004, we retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The offset to the initial asset retirement obligation is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, we recorded a liability of $2.2 million for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The undiscounted amount of the estimated cash flows required to settle the ARO is $9.9 million. We calculated the present value of the asset retirement obligation using a credit adjusted discount rate of 10 per cent over periods ranging from 1 to 90 years.

We also recorded asset retirement costs of $1.8 million as at January 1, 2003 to our fibre optic cable and leasehold improvement assets. We recorded a charge to the January 1, 2003 deficit of $0.4 million for the cumulative effects of adopting the standard and have increased our depreciation expense for the year ended December 31, 2003 by $0.5 million ($0.1 million and $0.3 million for the three and nine months ended September 30, 2003). The following table details the changes in the asset retirement liability:

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.2

September 30, 2004	$2.6

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three and nine months ended September 30, 2004, depreciation expense related to the estimated cost of the asset retirement obligations was $0.1 million and $0.3 million, respectively.

MD&A Summary Information

	Three Months Ended
	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
(millions of Canadian dollars, except per share and minutes data)	2004	2004	2004	2003	2003
Consumer Home Phone Service Bundles
Gross additions	51,700	44,700	40,600	46,600	35,200
Net additions	26,800	27,300	25,200	30,600	18,300
Churn	3.1%	2.4%	2.3%	2.8%	3.4%
End of period lines	285,300	258,500	231,200	206,000	175,400
Line growth (per quarter)	10.4%	11.8%	12.2%	17.4%	11.6%

Average Monthly Revenue per line (ARPU)	$61.03	$59.86	$61.25	$60.45	$62.10

Selling and marketing	$8.2	$9.7	$10.1	$9.3	$9.2
Activation costs	5.5	5.5	4.5	5.4	4.8

Total Cost of Acquisition	$13.7	$15.2	$14.6	$14.7	$14.0

Cost of Acquisition per line	$265	$339	$359	$315	$398

Total Revenue
Consumer Services
Long distance	$39.7	$40.9	$43.0	$45.4	$46.6
Data	2.9	3.1	3.3	3.4	3.6
Local	30.0	26.3	24.3	21.8	19.5
Wireless	2.5	2.3	1.7	1.3	0.1

	75.1	72.6	72.3	71.9	69.8

Business Services
Long distance	36.2	37.5	39.5	37.8	38.5
Data	34.4	35.1	33.5	33.0	33.9
Local	11.2	10.4	9.3	8.8	8.3

	81.8	83.0	82.3	79.6	80.7

Carrier Services
Long distance	32.8	31.6	34.8	39.6	41.8
Data	12.6	11.7	11.8	11.8	11.5
Local	1.9	1.9	1.3	1.2	1.1

	47.3	45.2	47.9	52.6	54.4

Total Revenue	$204.2	$200.8	$202.5	$204.1	$204.9

Long-Distance Minutes (in thousands of minutes)
Consumer Services	391,818	397,920	400,990	390,739	366,595
Business Services	743,139	742,930	782,815	713,172	725,348
Carrier Services	1,259,324	1,257,978	1,261,622	1,250,727	1,102,970
Carrier Charges, Operating Costs, Operating Profit & Net Income
Carrier charges	$103.1	$100.5	$95.1	$96.8	$108.5
Gross profit	$101.1	$100.3	$107.4	$107.3	$96.4
Operating costs
Consumer Services	$28.8	$31.2	$31.3	$28.0	$26.6
Business Services	18.4	18.3	18.3	16.6	15.9
Carrier Services	2.6	2.2	2.2	0.3	1.2
Corporate	27.2	26.2	29.1	37.5	29.7

	$77.0	$77.9	$80.9	$82.4	$73.4

EBITDA	$24.1	$22.4	$26.5	$24.9	$23.0
Operating Loss	$(7.8)	$(13.3)	$(10.3)	$(13.7)	$(15.8)
Net Income (loss)	$(1.6)	$(33.1)	$(29.9)	$(16.9)	$(30.2)
Earnings per share, basic	$(0.05)	$(0.93)	$(0.84)	$(0.48)	$(1.15)
Gross profit as a % of revenue	49.5%	50.0%	53.0%	52.6%	47.0%
EBITDA as a % of revenue	11.8%	11.2%	13.1%	12.2%	11.2%

18